

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

Via E-mail
Mr. Patrick Wong
Chief Financial Officer
Zoom Technologies, Inc.
136 First Street
Nanuet, NY 10954

      Re: Zoom Technologies Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed September 25, 2013
             Response dated October 8, 2013
             File No. 000-18672

Dear Mr. Wong:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Celeste M. Murphy for

                                 Larry Spirgel
                                 Assistant Director

cc: Via E-mail
       David Selengut
       Ying Li
       Ellenoff Grossman & Schole LLP